CUSIP No. 38267D109                    Page 1                    Schedule 13D/A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 35)
Under the Securities Exchange Act of 1934

GOOSEHEAD INSURANCE, INC.
(Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
38267D109
(CUSIP Number)
Mark E. Jones
1500 Solana Blvd
Building 4, Suite 4500
Westlake, Texas
(214) 838-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 11, 2022
(Dates of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38267D109                    Page 2                    Schedule 13D/A

1.	Names of Reporting Persons. Mark E. Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 617,850
	8.	Shared Voting Power 14,798,378
	9.	Sole Dispositive Power 617,850
	10	Shared Dispositive Power 14,798,378
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,416,228 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 42.89%
14	Type of Reporting Person (See Instructions) IN, OO (Trustee)

CUSIP No. 38267D109                    Page 3                    Schedule 13D/A

1.	Names of Reporting Persons. Robyn Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 474,139
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 474,139
11	Aggregate Amount Beneficially Owned by Each Reporting Person 474,139 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.32%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 4                    Schedule 13D/A

1.	Names of Reporting Persons. The Mark and Robyn Jones Descendants Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,317,950
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,317,950
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,317,950 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 25.92%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 5                    Schedule 13D/A

1.	Names of Reporting Persons. The Lanni Elaine Romney Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 279,534
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 279,534
11	Aggregate Amount Beneficially Owned by Each Reporting Person 279,534 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.78%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 6                    Schedule 13D/A

1.	Names of Reporting Persons. The Lindy Jean Langston Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,734
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 297,734
11	Aggregate Amount Beneficially Owned by Each Reporting Person 297,734 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.83%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 7                    Schedule 13D/A

1.	Names of Reporting Persons. The Camille LaVaun Peterson Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 290,434
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 290,434
11	Aggregate Amount Beneficially Owned by Each Reporting Person 290,434 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.81%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 8                    Schedule 13D/A

1.	Names of Reporting Persons. The Desiree Robyn Coleman Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 295,834
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 295,834
11	Aggregate Amount Beneficially Owned by Each Reporting Person 295,834 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.82%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 9                    Schedule 13D/A

1.	Names of Reporting Persons. The Adrienne Morgan Jones Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,734
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 297,734
11	Aggregate Amount Beneficially Owned by Each Reporting Person 297,734 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.83%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 10                    Schedule 13D/A

1.	Names of Reporting Persons. The Mark Evan Jones, Jr. Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,734
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 297,734
11	Aggregate Amount Beneficially Owned by Each Reporting Person 297,734 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.83%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 11                    Schedule 13D/A

1.	Names of Reporting Persons. Serena Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 718,528
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 718,528
11	Aggregate Amount Beneficially Owned by Each Reporting Person 718,528 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.00%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 12                    Schedule 13D/A

1.	Names of Reporting Persons. Lanni Romney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 202,791
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 202,791
11	Aggregate Amount Beneficially Owned by Each Reporting Person 202,791 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.56%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 13                    Schedule 13D/A

1.	Names of Reporting Persons. Lindy Langston
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 255,079
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 255,079
11	Aggregate Amount Beneficially Owned by Each Reporting Person 255,079 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.71%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 14                    Schedule 13D/A

1.	Names of Reporting Persons. Camille Peterson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 281,344
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 281,344
11	Aggregate Amount Beneficially Owned by Each Reporting Person 281,344 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.78%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 15                    Schedule 13D/A

1.	Names of Reporting Persons. Desiree Coleman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 329,980
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 329,980
11	Aggregate Amount Beneficially Owned by Each Reporting Person 329,980 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.92%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 16                    Schedule 13D/A

1.	Names of Reporting Persons. Adrienne Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 358,027
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 358,027
11	Aggregate Amount Beneficially Owned by Each Reporting Person 358,027 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.00%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 17                    Schedule 13D/A

1.	Names of Reporting Persons. Mark E. Jones, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 327,220
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 327,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person 327,220 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.91%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 18                    Schedule 13D/A

1.	Names of Reporting Persons. P. Ryan Langston
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,005
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,005
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,005 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.17%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 19                    Schedule 13D/A

1	Names of Reporting Persons. SLJ Dynasty Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 106,446
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 106,446
11	Aggregate Amount Beneficially Owned by Each Reporting Person 106,446 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.30%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 20                    Schedule 13D/A

1	Names of Reporting Persons. Jones 2020 Irrevocable Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 82,005
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 82,005
11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,005 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.23%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 21                    Schedule 13D/A

1	Names of Reporting Persons. Lindy Langston Spousal Lifetime Access Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 90,270
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 90,270
11	Aggregate Amount Beneficially Owned by Each Reporting Person 90,270 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.25%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 22                    Schedule 13D/A

1	Names of Reporting Persons. Lanni Romney Spousal Lifetime Access Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 88,704
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 88,704
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,704 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.25%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 23                    Schedule 13D/A

1	Names of Reporting Persons. Nathan Scott Romney
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) —%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 24                    Schedule 13D/A

1	Names of Reporting Persons. Nathan Romney 2021 Family Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 82,500
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 82,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,500 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.23%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 25                    Schedule 13D/A

1	Names of Reporting Persons. Ryan Langston 2021 Family Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 82,500
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 82,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,500 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.23%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 26                    Schedule 13D/A

1	Names of Reporting Persons. The CP Descendants' Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 101,351
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 101,351
11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,351 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.28%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 27                    Schedule 13D/A

1	Names of Reporting Persons. Chick & The Bear Irrevocable Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 78,530
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 78,530
11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,530 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.22%
14	Type of Reporting Person (See Instructions) OO (Trust)

Item 1. Security and Issuer
This statement on Schedule 13D (this "Statement") relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Goosehead Insurance, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1500 Solana Blvd, Building 4, Suite 4500, Westlake, Texas 76262.
Item 2. Identity and Background
(a)    This Schedule 13D is being filed pursuant to joint filing agreements filed as Exhibit 1 and Exhibit 1.1 hereto by:
1.    Mark E. Jones
2.    Robyn Jones
3.    The Mark and Robyn Jones Descendants Trust 2014
4.    The Lanni Elaine Romney Family Trust 2014

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5.    The Lindy Jean Langston Family Trust 2014
6.    The Camille LaVaun Peterson Family Trust 2014
7.    The Desiree Robyn Coleman Family Trust 2014
8.    The Adrienne Morgan Jones Family Trust 2014
9.    The Mark Evan Jones, Jr. Family Trust 2014
10.    Serena Jones
11.    Lanni Romney
12.    Lindy Langston
13.    Camille Peterson
14.    Desiree Coleman
15.    Adrienne Jones
16.    Mark E. Jones, Jr.
17.     P. Ryan Langston
18.    SLJ Dynasty Trust
19.     Jones 2020 Irrevocable Trust
20.     Lindy Langston Spousal Lifetime Access Trust
21.     Lanni Romney Spousal Lifetime Access Trust
22.     Nathan Romney
23.     The CP Descendants' Trust
24.    Nathan Romney 2021 Family Trust
25.    Ryan Langston 2021 Family Trust
26.    Chick & The Bear Irrevocable Trust
The foregoing entities and persons are referred to collectively as the "Reporting Persons."
In connection with the closing of the Issuer’s initial public offering (the "IPO") of the Issuer’s Class A Common Stock, the Issuer effected certain reorganization transactions. The Issuer entered into an amended and restated limited liability company agreement with the continuing members of Goosehead Financial, LLC, a Delaware limited liability company ("Goosehead Financial"), pursuant to which such members and their permitted transferees will be entitled to exchange their shares of Class B common stock of the Issuer, par value $0.01 per share (the "Class B Common Stock"), together with an equal number of limited liability company units ("LLC Units") in Goosehead Financial, for an equal number of shares of the Issuer’s Class A Common Stock.
Pursuant to a Voting Agreement dated as of May 1, 2018, as amended and restated on August 6, 2019, June 12, 2020, and September 18, 2020 by and among the Issuer and the Reporting Persons (the "First Voting Agreement") and a Voting Agreement dated as of February 24, 2021 (the "Second Voting Agreement" and together with the First Voting Agreement, the "Voting Agreements"), the Reporting Persons have agreed to vote all shares of the Issuer’s voting stock, including the Class A Common Stock and Class B Common Stock, then held by them together on all matters submitted to the Issuer’s common stockholders in the manner referred to under Item 6 below and in Exhibit 5 and Exhibit 5.1 respectively. The Issuer’s Class A Common Stock and Class B Common Stock vote together as a single class on substantially all matters submitted to the stockholders of the Issuer for approval. The Class A Common Stock carries one vote per share, and the Class B Common Stock currently carries one vote per share.
(b)    The business address of each of the Reporting Persons is c/o the Issuer, 1500 Solana Blvd, Building 4, Suite 4500, Westlake, Texas 76262.
(c)    Certain of the Reporting Persons hold positions at the Issuer and its subsidiaries as their principal occupation.

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Name	Principal Occupation (at Issuer)
Mark E. Jones	Chairman, Director and Chief Executive Officer
Robyn Jones	Director
Mark E. Jones, Jr.	Vice President - Finance
Serena Jones	Administrative Service Agent
P. Ryan Langston	Chief Legal Officer
Lanni Romney	Attorney (not at Issuer)
Camille Peterson	Entrepreneur (not at Issuer)
Lindy Langston	Attorney (not at Issuer)
Adrienne Jones	Dentist (not at Issuer)
Desiree Coleman	Investor (not at Issuer)
Nathan Romney	Dentist (not at Issuer)
(d) None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.
(e)    None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.
(f)    Each natural person identified in this Item 2, other than Serena Jones, is a citizen of the United States. Serena Jones is a citizen of Canada. Each entity identified in this Item 2 is organized under the laws of Texas.
Item 3. Source and Amount of Funds or Other Consideration
At the closing of the IPO of the Issuer’s Class A Common Stock, the Issuer entered into an amended and restated limited liability company agreement with the continuing members of Goosehead Financial pursuant to which such members and their permitted transferees are entitled to exchange their LLC Units in Goosehead Financial, together with an equal number of shares of Class B Common Stock (together with an equal number of LLC Units in Goosehead Financial) for an equal number of shares of the Issuer’s Class A Common Stock.
On May 1, 2018, the Issuer issued shares of Class A Common Stock, in the quantities set forth in the table in Item 5 of the Schedule 13D filed on behalf of the Reporting Persons on May 10, 2018, as consideration to purchase indirect ownership interests in Goosehead Management, LLC, a Delaware limited liability company, and Texas Wasatch Insurance Holdings Group, LLC from certain historical owners thereof, including those indicated above, at a price equivalent to $10.00 per share of Class A Common Stock.
Item 4. Purpose of Transaction
The Reporting Persons acquired, and presently hold, Class A Common Stock and Class B Common Stock for investment purposes. Each Reporting Person has signed and is a party to the Voting Agreements described in Item 2 above.
Except as otherwise described herein and Rule 10b5-1 Trading Plans, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
(a) and (b) The Reporting Persons as of August 17, 2022, (i) hold 89.84% of the outstanding Class B Common Stock and collectively control approximately 40.51% of the combined voting power of the Issuer’s common stock and (ii) beneficially own, calculated in accordance with Rule 13d-3, 42.89% of the Issuer’s Class A Common Stock, based on the percentage that

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would be held by the Reporting Persons if they fully converted their shares of Class B Common Stock into shares of Class A Common Stock and no other holders of Class B Common Stock converted their shares of Class B Common Stock. The percentages reported below and in Box 13 above for each Reporting Person reflect such beneficial ownership for each such Reporting Person.

Reporting Person	Number of Shares of Class A Common Stock Owned(1)		Percentage of Class A Common Stock Outstanding(2)
Mark E. Jones	617,850	(3)	1.72%
Robyn Jones	474,139	(4)	1.32%
The Mark and Robyn Jones Descendants Trust 2014	9,317,950		25.92%
The Lanni Elaine Romney Family Trust 2014	279,534		0.78%
The Lindy Jean Langston Family Trust 2014	297,734		0.83%
The Camille LaVaun Peterson Family Trust 2014	290,434		0.81%
The Desiree Robyn Coleman Family Trust 2014	295,834		0.82%
The Adrienne Morgan Jones Family Trust 2014	297,734		0.83%
The Mark Evan Jones, Jr. Family Trust 2014	297,734		0.83%
Serena Jones	718,528		2.00%
Lanni Romney	202,791		0.56%
Lindy Langston	255,079		0.71%
Camille Peterson	281,344		0.78%
Desiree Coleman	329,980		0.92%
Adrienne Jones	358,027		1.00%
Mark E. Jones, Jr.	327,220	(5)	0.91%
P. Ryan Langston	62,005	(6)	0.17%
SLJ Dynasty Trust	106,446		0.30%
Jones 2020 Irrevocable Trust	82,005		0.23%
Lindy Langston Spousal Lifetime Access Trust	90,270		0.25%
Lanni Romney Spousal Lifetime Access Trust	88,704		0.25%
Nathan Romney	5		—%
The CP Descendants' Trust	101,351		0.28%
Ryan Langston 2021 Family Trust	82,500		0.23%
Nathan Romney 2021 Family Trust	82,500		0.23%
Chick & The Bear Irrevocable Trust	78,530		0.22%
(1)     Each Reporting Person has shared power to vote or dispose all shares listed pursuant to the Voting Agreements described herein except for the shares listed for Mark E. Jones for which he has the sole power to vote or dispose.
(2)    Based on the number of shares of Class A Common Stock (21,060,542) issued and outstanding as of August 17, 2022, the date of this report, and assuming all outstanding shares of Class B Common Stock (together with an equal number of LLC Units in Goosehead Financial) beneficially owned by the Reporting Persons (and excluding, for the avoidance of doubt, shares of Class B Common Stock owned by other persons) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.
(3)    Includes 238,000 shares of Class A Common Stock issuable upon exercise of options that have vested or will vest within 60 days.
(4)     Includes 9,500 shares of Class A Common Stock issuable upon exercise of options that have vested or will vest within 60 days.
(5)    Includes 11,667 shares of Class A Common Stock issuable upon exercise of options that have vested or will vest within 60 days.
(6)    Includes 57,000 shares of Class A Common Stock issuable upon exercise of options that have vested or will vest within 60 days.

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Between August 4, 2022 (the date following the most recent Schedule 13D/A filed by the Reporting Persons) and August 17, 2022, the Mark and Robyn Jones Descendants Trust 2014 converted and sold shares of Class B Common Stock:

Date	Number of Shares of Class A Common Stock Sold	Weighted Average Price Per Share
8/4/2022	30,079	$60.18
8/5/2022	42,336	$57.69
8/8/2022	52,786	$59.32
8/11/2022	44,742	$64.61
Between August 4, 2022 (the date following the most recent Schedule 13D/A filed by the Reporting Persons) and August 17, 2022, Adrienne Jones converted and sold shares of Class B Common Stock:

Date	Number of Shares of Class A Common Stock Sold	Weighted Average Price Per Share
8/4/2022	22,662	$60.28
Between August 04, 2022 (the date following the most recent Schedule 13D/A filed by the Reporting Persons) and August 17, 2022, Mark E. Jones, Jr. converted and sold shares of Class B Common Stock:

Date	Number of Shares of Class A Common Stock Sold	Weighted Average Price Per Share
08/11/2022	10,000	$65.23
08/16/2022	10,000	$70.43
(d)    Other than as described herein and the beneficiaries of trusts that hold shares of Class A or Class B Common Stock reported herein, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by members of the group.
(e)    Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
In connection with the closing of the IPO, the Issuer effectuated certain reorganization transactions pursuant to which existing members of Goosehead Financial, including the Reporting Persons, obtained beneficial ownership of shares of Class B Common Stock.
Pursuant to the Amended and Restated Limited Liability Company Agreement of Goosehead Financial dated as of May 1, 2018 (the "Goosehead Financial LLC Agreement"), the Reporting Persons may exchange each share of Class B Common Stock (together with an LLC Unit of Goosehead Financial) for a share of Class A Common Stock on a one-for-one basis. When a share of Class B Common Stock is exchanged for a share of Class A Common Stock, a corresponding share of the Issuer’s Class B Common Stock will automatically be redeemed by the Issuer at par value and canceled. When a share of Class B Common Stock is exchanged for a share of Class A Common Stock, it will not be available for reissuance by the Issuer. See Exhibit 2.
Pursuant to a registration rights agreement entered into by and among the Issuer and certain holders of shares of Class B Common Stock, at any time after the expiration of the lock-up period described below, such holders can require the Issuer to register for resale under the Securities Act of 1933, as amended, the shares of Class A Common Stock issued upon exchange of the shares of Class B Common Stock, subject to specified limitations. The registration rights agreement also provides for customary piggyback rights. See Exhibit 3.
The Issuer entered into a tax receivable agreement with the pre-IPO members of Goosehead Financial effective as of the closing of the IPO that provides for the payment by the Issuer to such members of Goosehead Financial of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of increases in tax basis (and certain other tax benefits) resulting from purchases or exchanges of membership units of Goosehead Financial. See Exhibit 4.
The Reporting Persons have entered into the Voting Agreements pursuant to which they agreed to vote all their shares of voting stock, including Class A Common Stock and Class B Common Stock, together and in accordance with the instructions

CUSIP No. 38267D109                    Page 32                    Schedule 13D/A
of Mark E. Jones on any matter submitted to the common stockholders of the Issuer for a vote. Under the Voting Agreements, the Reporting Persons have given an irrevocable proxy, coupled with an interest, to Mark E. Jones to vote such Reporting Person’s shares of Class A Common Stock and Class B Common Stock. If, for reasons of death, legal incapacity or any other cause, Mark E. Jones is unable to vote or exercise his right to vote, then the Reporting Persons agreed to vote in the manner directed by the Robyn Jones in connection with any such vote. If, for reasons of death, legal incapacity or any other cause, Mark E. Jones and Robyn Jones are unable to vote or exercise their respective rights to vote, then the Reporting Persons agreed to vote in the manner directed by both Ryan Langston and Mark Jones, Jr. in connection with any such vote. See Exhibit 5 (the First Voting Agreement) and Exhibit 5.1 (the Second Voting Agreement).

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Goosehead Financial LLC Agreement, registration rights agreement, form of lock-up agreement, tax receivable agreement and Voting Agreements, filed herewith as Exhibits 2, 3, 4, 5 and 5.1 respectively and incorporated herein by reference.
Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships herein respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit		Description

1
Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 99.1 of the statement on Schedule 13D/A filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)

1.1		Joint Filing Agreement as required by Rule 13-d-1(k)(1) under the Securities Exchange Act of 1934
1.2	1	Joint Filing Agreement as required by Rule 13-d-a(k)(1) under the Securities Exchange Act of 1934

2
Amended and Restated Limited Liability Company Agreement of Goosehead Financial, LLC (incorporated by reference to Exhibit 2 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

3
Registration Rights Agreement (incorporated by reference to Exhibit 3 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

4		Tax Receivable Agreement (incorporated by reference to Exhibit 5 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

5
Amended and Restated Voting Agreement (incorporated by reference to Exhibit 5 of the statement of Schedule 13D/A filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)

5.1		Second Voting Agreement

24.1
Power of Attorney for Robyn Jones (incorporated by reference to Exhibit 24.1 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.2
Power of Attorney for The Mark and Robyn Jones Descendants Trust 2014 (incorporated by reference to Exhibit 24.2 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.3
Power of Attorney for The Lanni Elaine Romney Family Trust 2014 (incorporated by reference to Exhibit 24.3 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.4
Power of Attorney for The Lindy Jean Langston Family Trust 2014 (incorporated by reference to Exhibit 24.4 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

CUSIP No. 38267D109                    Page 33                    Schedule 13D/A

24.5
Power of Attorney for The Camille LaVaun Peterson Family Trust 2014 (incorporated by reference to Exhibit 24.5 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.6
Power of Attorney for The Desiree Robyn Coleman Family Trust 2014 (incorporated by reference to Exhibit 24.6 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.7
Power of Attorney for The Adrienne Morgan Jones Family Trust 2014 (incorporated by reference to Exhibit 24.7 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.8
Power of Attorney for The Mark Evan Jones, Jr. Family Trust 2014 (incorporated by reference to Exhibit 24.8 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.9
Power of Attorney for Serena Jones (incorporated by reference to Exhibit 24.9 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.10
Power of Attorney for Lanni Romney (incorporated by reference to Exhibit 24.10 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.11
Power of Attorney for Lindy Langston (incorporated by reference to Exhibit 24.11 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.12
Power of Attorney for Camille Peterson (incorporated by reference to Exhibit 24.12 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.13
Power of Attorney for Desiree Coleman (incorporated by reference to Exhibit 24.13 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.14
Power of Attorney for Adrienne Jones (incorporated by reference to Exhibit 24.14 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.15
Power of Attorney for Mark E. Jones, Jr. (incorporated by reference to Exhibit 24.15 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.16
Power of Attorney for Ryan Langston (incorporated by reference to Exhibit 24.16 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 6, 2019)

24.17
Power of Attorney for the Jones 2020 Irrevocable Trust (incorporated by reference to Exhibit 24.31 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)

24.18
Power of Attorney for the SLJ Dynasty Trust (incorporated by reference to Exhibit 24.32 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)

24.19
Power of Attorney for the Lindy Langston Spousal Lifetime Access Trust (incorporated by reference to Exhibit 24.33 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)

24.20
Power of Attorney for Lanni Romney Spousal Lifetime Access Trust (incorporated by reference to Exhibit 24.34 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)

24.21
Power of Attorney for Nathan Romney (incorporated by reference to Exhibit 24.35 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)

24.22
Power of Attorney for the Nathan Romney 2021 Family Trust (incorporated by reference to Exhibit 24.36 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)

24.23
Power of Attorney for the Ryan Langston 2021 Family Trust(incorporated by reference to Exhibit 24.37 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)

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24.24
Power of Attorney for the CP Descendants' Trust (incorporated by reference to Exhibit 24.38 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 24, 2021)

24.25
Power of Attorney for the Chick & The Bear Irrevocable Trust (incorporated by reference to Exhibit 24.25 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 4, 2022)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 17, 2022

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1	/s/ Mark E. Jones
Mark E. Jones

2	/s/ Mark E. Jones, Attorney-in-Fact
Robyn Jones

3	THE MARK AND ROBYN JONES DESCENDANTS TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

4	LANNI ELAINE ROMNEY FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

5	LINDY JEAN LANGSTON FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

6	CAMILLE LAVAUN PETERSON FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

7	DESIREE ROBYN COLEMAN FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

8	ADRIENNE MORGAN JONES FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

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9	MARK EVAN JONES, JR. FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

10	/s/ Mark E. Jones, Attorney-in-Fact
Serena Jones

11	/s/ Mark E. Jones, Attorney-in-Fact
Lanni Romney

12	/s/ Mark E. Jones, Attorney-in-Fact
Lindy Langston

13	/s/ Mark E. Jones, Attorney-in-Fact
Camille Peterson

14	/s/ Mark E. Jones, Attorney-in-Fact
Desiree Coleman

15	/s/ Mark E. Jones, Attorney-in-Fact
Adrienne Jones

16	/s/ Mark E. Jones, Attorney-in-Fact
Mark E. Jones Jr.

17	/s/ Mark E. Jones, Attorney-in-Fact
Ryan Langston

18	SLJ DYNASTY TRUST
	By:	/s/ Mark E. Jones, Attorney-in-Fact
	Name:	Market E. Jones
	Title:	Attorney-in-Fact

19	JONES 2020 IRREVOCABLE TRUST

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

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20	LINDY LANGSTON SPOUSAL LIFETIME ACCESS TRUST
	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

21	LANNI ROMNEY SPOUSAL LIFETIME ACCESS TRUST
	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

22	/s/ Mark E. Jones, Attorney-in-Fact
Nathan Romney

23	THE CP DESCENDANTS' TRUST
	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

24	NATHAN ROMNEY 2021 FAMILY TRUST
	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

25	RYAN LANGSTON 2021 FAMILY TRUST
	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

26	CHICK & THE BEAR IRREVOCABLE TRUST
	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact